

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 20, 2016

David E. Brody, President
XTI Aircraft Company
13000 Control Tower Rd.
Englewood, CO 80112

> **Re: XTI Aircraft Company**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendments No. 1 and 2**
> **Filed June 1 and June 14, 2016**
> **File No. 024-10500**

Dear Mr. Brody:

We have reviewed your amendments and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1. Please briefly explain the steps you took to comply with Rules 10b-9 and 15c2-4 after the first offering terminated by its terms on April 30, 2016.

2. We note that the following statement appears on the StartEngine website:

"Investments are temporarily on hold while XTI Aircraft Company amends its filing with the Securities and Exchange Commission (SEC). When qualified, this amendment will allow

XTI to extend the period to reach the minimum investment amount past the original April 30 deadline and resume its equity crowdfunding campaign. Watch this space for updated information."

The statements above imply that the current offering is simply an extension of the first offering, which differs from the company's disclosure in its Form 1-K, filed on May 20, 2016, that : "The offering did not reach the minimum investment amount specified and no sales have been made. The company intends to file a post-qualification amendment to re-launch the offering." Please reconcile the two statements and tell us how you have informed investors that the first offering was terminated and the offering contemplated by the post-qualification amendments constitutes a new offer.

3. Please confirm your understanding that "testing the waters" materials may be used before or after the filing of the offering statement, provided that all solicitation materials include the legends required by the final rules and, after publicly filing the offering statement, are preceded or accompanied by a preliminary offering circular or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained. We note, in this regard, that the soliciting materials currently on the StartEngine website do not include the legends required by Securities Act Rule 255(b).

4. Please include disclosure in the summary or another appropriate section of the offering circular that the company recently conducted a best efforts, minimum-maximum offering under Regulation A, but was unable to meet the $3 million minimum contingency and therefore terminated the offering and returned all funds to subscribers. Please also explain that the current offering is substantially similar to the prior offering, with the exception that the current offering has no minimum contingency.

Plan of Distribution and Selling Security Holders, page 9

5. We note disclosure in this section that subscribers will transfer funds to an escrow account, the company may close on investments on a rolling basis and funds will be transferred to the company upon closing. However, we note disclosure on the cover page that all investor funds will be available to the company upon commencement of the offering and we note the provision in the Escrow Agreement that the company is not entitled to any funds received into the escrow account until the sale of the minimum amount of the offering. Please reconcile the apparent inconsistencies and explain clearly how the Escrow Agreement will work in an offering with no minimum contingency.

Index to Exhibits

6. Please file a new legality opinion and the revised subscription agreement as exhibits to the offering statement. Please also file any new or revised "testing the waters" materials as exhibits to the offering statement or confirm that any such materials are substantively the same as materials previously filed with the offering statement.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure